Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

January 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Alexandra Barone
Division of Corporation Finance
Office of Technology

Re:	Andretti Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed December 22, 2023
File No. 333-275207

Ladies and Gentlemen:

On behalf of Andretti Acquisition Corp., a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated January 4, 2024 (the “Comment Letter”) relating to the above-referenced amendment to the registration statement (the “Registration Statement”). The Registrant has revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement (“Amendment No. 3”) which reflects these revisions and updates other information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 3 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-4 Filed December 22, 2023

Risk Factors

Sales under the Lincoln Park Purchase Agreement..., page 84

1.

Revise your disclosure under this risk factor to specifically address the downward pressure the equity line financing may independently have on the trading price of your common stock. For example, make clear that Lincoln Park will receive shares under the equity line financing for up to 36 months at a discount to the then current market price (or average of the three lowest closing sale prices) with an incentive to sell the shares immediately.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see page 84 of Amendment No. 3.

Securities and Exchange Commission

Division of Corporation Finance

January 8, 2024

Unaudited Pro Forma Condensed Combined Financial Information, page 228

2.

Please expand the disclosure in Note (6) on page 239 and throughout the pro forma disclosures regarding the Senior Secured Notes to include the debt discount to be recorded of $10.9 million disclosed on page 243.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 14, 15, 36, 138, 141, 142, 239 and 240 of Amendment No. 3.

Zapata Executive Compensation, page 298

3.	Please update your executive compensation disclosure to reflect the fiscal year ended December 30, 2023.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 299-301 and 305-306 of Amendment No. 3.

Financial Statements - Zapata Computing, Inc.

Note 15 - Subsequent Events, page F-102

4.	Please expand the disclosure to include a detailed description of the Senior Secured Note Purchase Agreement entered into in December 2023.

The Registrant acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages F-102 and F-103 of Amendment No. 3.

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Securities and Exchange Commission

Division of Corporation Finance

January 8, 2024

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Securities and Exchange Commission

Claire DeLabar

Robert Littlepage

Matthew Crispino

Andretti Acquisition Corp.

William Sandbrook

William M. Brown